Exhibit 99.1

Renren Announces Changes in Board and Committee Compositions

BEIJING, China—July 27, 2020—Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) as well as several U.S.-based SaaS businesses, today announced the appointment of a new independent director to its board of directors (the “Board”), Mr. Lin Cong, effective July 27, 2020. Mr. Tianruo Pu has concurrently resigned from his positions as a director of the Company and as a member of each of the three committees of the Board, effective July 27, 2020. Mr. Pu resigned for personal reasons and not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

After the changes, the Board will continue to consist of five members, three of whom are independent directors. The audit committee will consist of Mr. Lin Cong and Ms. Hui Huang, with Mr. Cong as the chairman; the compensation committee will consist of Ms. Hui Huang and Mr. Lin Cong, with Ms. Huang as the chairwoman; and the corporate governance and nominating committee will consist of Mr. Lin Cong and Mr. Chuanfu Wang, with Mr. Cong as the chairman.

Lin Cong has served as a vice president of 58.com Group since March 2017. Mr. Cong currently also serves as a director of Kaixin, Uxin Limited (Nasdaq: UXIN) and Chaboshi.cn, a used car inspection company in China. Before joining 58.com, he was a co-founder of Youche.com, a used car chain dealer in China, where he served as chief executive officer from February 2014 to 2017. Mr. Cong also served as a management consultant with Boston Consulting Group from 2008 to 2009 and as an auditor with PriceWaterhouseCoopers in China from 2002 to 2005. Mr. Cong holds a bachelor’s degree in accounting from Tsinghua University and an M.B.A. degree from Stanford University.

“On behalf of the Board of Directors, I would like to express my gratitude to Mr. Pu for his valuable contributions to Renren during his tenure on the Board,” said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen. “We are delighted to have Mr. Cong join our Board as an independent director. His rich experience in finance operation and industry expertise will bring significant value to Renren.”

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS business. Renren’s ADSs, each currently representing forty-five (45) Class A ordinary shares of the Company, are traded on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in our annual report on Form 20-F, the 6-K referred to above and other documents filed with the SEC. All information provided in this press release is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext. 1300

Email: ir@renren-inc.com